SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. __)*

                               H. J. Heinz Company
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
                         (Title of Class of Securities)

                                    423074103
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 17, 2006
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(1)(f) or 13d-1(g), check the following box / /.

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 35 Pages)

  -------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 423074103             SCHEDULE 13D                 Page 2 of 35 Pages

1    NAME OF REPORTING PERSON
     Trian Fund Management, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454182

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /X/
                                                                      (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                       7    SOLE VOTING POWER

                            0

                       8    SHARED VOTING POWER
 NUMBER OF
   SHARES                   18,245,000
 BENEFICIALLY
   OWNED BY            9    SOLE DISPOSITIVE POWER
    EACH
 REPORTING                  0
PERSON WITH
                       10   SHARED DISPOSITIVE POWER

                            18,245,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,245,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%

14   TYPE OF REPORTING PERSON
     PN

CUSIP No. 423074103             SCHEDULE 13D                 Page 3 of 35 Pages

1     NAME OF REPORTING PERSON
      Trian Fund Management GP, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454087

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                     (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware


                       7     SOLE VOTING POWER

                             0

 NUMBER OF             8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                 18,245,000
  OWNED BY
    EACH               9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             18,245,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,245,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.4%

14    TYPE OF REPORTING PERSON
      OO

CUSIP No. 423074103             SCHEDULE 13D                 Page 4 of 35 Pages

1     NAME OF REPORTING PERSON
      Trian Partners GP, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453775

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                    (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 11,883,417
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             11,883,417

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,883,417

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.5 %

14    TYPE OF REPORTING PERSON
      PN

CUSIP No. 423074103             SCHEDULE 13D                 Page 5 of 35 Pages

1     NAME OF REPORTING PERSON
      Trian Partners General Partner, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453595

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                      7     SOLE VOTING POWER

                            0

  NUMBER OF           8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                11,883,417
  OWNED BY
   EACH               9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                 0

                      10    SHARED DISPOSITIVE POWER

                            11,883,417

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,883,417

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.5%

14    TYPE OF REPORTING PERSON
      OO

CUSIP No. 423074103             SCHEDULE 13D                 Page 6 of 35 Pages

1     NAME OF REPORTING PERSON
      Trian Partners, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453988

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /X/
                                                                       (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                      7     SOLE VOTING POWER

                            0

  NUMBER OF           8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                1,386,965
  OWNED BY
   EACH               9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                 0

                      10    SHARED DISPOSITIVE POWER

                            1,386,965

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,386,965

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.4%

14    TYPE OF REPORTING PERSON
      PN

CUSIP No. 423074103             SCHEDULE 13D                 Page 7 of 35 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Master Fund, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0468601

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /X/
                                                                   (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 4,975,517
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             4,975,517

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,975,517

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.5%

14    TYPE OF REPORTING PERSON
      PN

CUSIP No. 423074103             SCHEDULE 13D                 Page 8 of 35 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Master Fund (Non-ERISA), L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0471467

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                    (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                      7     SOLE VOTING POWER

                            0

  NUMBER OF           8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                387,805
  OWNED BY
   EACH               9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                 0

                      10    SHARED DISPOSITIVE POWER

                            387,805

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      387,805

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%

14    TYPE OF REPORTING PERSON
      PN

CUSIP No. 423074103             SCHEDULE 13D                 Page 9 of 35 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Parallel Fund I, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694154

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 318,576
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             318,576

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      318,576

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%

14    TYPE OF REPORTING PERSON
      PN

CUSIP No. 423074103             SCHEDULE 13D                 Page 10 of 35 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Parallel Fund I General Partner, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694293

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                    (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 318,576
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             318,576

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      318,576

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%

14    TYPE OF REPORTING PERSON
      00

CUSIP No. 423074103             SCHEDULE 13D                 Page 11 of 35 Pages


1     NAME OF REPORTING PERSON
      Trian Partners Parallel Fund II, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763105

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7     SOLE VOTING POWER

                              0

  NUMBER OF             8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                  72,158
  OWNED BY
   EACH                 9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   0

                        10    SHARED DISPOSITIVE POWER

                              72,158

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      72,158

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14    TYPE OF REPORTING PERSON
      PN

CUSIP No. 423074103             SCHEDULE 13D                 Page 12 of 35 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Parallel Fund II GP, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763102

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /X/
                                                                    (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7     SOLE VOTING POWER

                              0

  NUMBER OF             8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                  72,158
  OWNED BY
   EACH                 9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   0

                        10    SHARED DISPOSITIVE POWER

                              72,158

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      72,158

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14    TYPE OF REPORTING PERSON
      PN

CUSIP No. 423074103             SCHEDULE 13D                 Page 13 of 35 Pages

1     NAME OF REPORTING PERSON
      Trian Partners Parallel Fund II General Partner, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763099

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                     (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 72,158
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             72,158

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      72,158

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

14    TYPE OF REPORTING PERSON
      00

CUSIP No. 423074103             SCHEDULE 13D                 Page 14 of 35 Pages

1     NAME OF REPORTING PERSON
      Trian SPV (SUB) I, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0485814

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                     (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 5,133,130
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             5,133,130

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,133,130

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.5%

14    TYPE OF REPORTING PERSON
      PN

CUSIP No. 423074103             SCHEDULE 13D                 Page 15 of 35 Pages

1     NAME OF REPORTING PERSON
      Nelson Peltz

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /X/
                                                                      (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 18,245,000
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             18,245,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,245,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.4%

14    TYPE OF REPORTING PERSON
      IN

CUSIP No. 423074103             SCHEDULE 13D                 Page 16 of 35 Pages

1     NAME OF REPORTING PERSON
      Peter W. May

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /X/
                                                                   (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 18,245,000
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             18,245,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,245,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.4%

14    TYPE OF REPORTING PERSON
      IN

CUSIP No. 423074103             SCHEDULE 13D                 Page 17 of 35 Pages

1     NAME OF REPORTING PERSON
      Edward P. Garden

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) /X/
                                                                        (b) / /
3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 18,245,000
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             18,245,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,245,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.4%

14    TYPE OF REPORTING PERSON
      IN

CUSIP No. 423074103             SCHEDULE 13D                 Page 18 of 35 Pages

1     NAME OF REPORTING PERSON
      Castlerigg Master Investments Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /X/
                                                                   (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 5,381,400
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             5,381,400

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,381,400

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.6%

14    TYPE OF REPORTING PERSON
      CO

CUSIP No. 423074103             SCHEDULE 13D                 Page 19 of 35 Pages

1     NAME OF REPORTING PERSON
      Sandell Asset Management Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /X/
                                                                   (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 5,381,400
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             5,381,400

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,381,400

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.6%

14    TYPE OF REPORTING PERSON
      CO

CUSIP No. 423074103             SCHEDULE 13D                 Page 20 of 35 Pages

1     NAME OF REPORTING PERSON
      Castlerigg International Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                     (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 5,381,400
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             5,381,400

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,381,400

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.6%

14    TYPE OF REPORTING PERSON
      CO

CUSIP No. 423074103             SCHEDULE 13D                 Page 21 of 35 Pages

1     NAME OF REPORTING PERSON
      Castlerigg International Holdings Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                     (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands

                        7     SOLE VOTING POWER

                              0

  NUMBER OF             8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                  5,381,400
  OWNED BY
   EACH                 9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   0

                        10    SHARED DISPOSITIVE POWER

                              5,381,400

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,381,400

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.6%

14    TYPE OF REPORTING PERSON
      CO

CUSIP No. 423074103             SCHEDULE 13D                 Page 22 of 35 Pages

1     NAME OF REPORTING PERSON
      Thomas E. Sandell

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                     (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Sweden

                       7     SOLE VOTING POWER

                             0

  NUMBER OF            8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                 5,381,400
  OWNED BY
   EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  0

                       10    SHARED DISPOSITIVE POWER

                             5,381,400

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,381,400

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.6%

14    TYPE OF REPORTING PERSON
      IN

CUSIP No. 423074103             SCHEDULE 13D                 Page 23 of 35 Pages


ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $.25 per share (the "Shares"), of H. J. Heinz Company, a Pennsylvania corporation (the
"Issuer"). The address of the principal executive offices of the Issuer is 600 Grant Street, Pittsburgh, Pennsylvania 15219.

ITEM 2.  IDENTITY AND BACKGROUND

The persons filing this statement are Trian Partners GP, L.P., a Delaware limited partnership ("Trian GP"), Trian Partners General Partner, LLC, a Delaware limited liability company ("Trian GP LLC"), Trian Partners, L.P., a Delaware limited partnership ("Trian Onshore"), Trian Partners Master Fund, L.P., a Cayman Islands exempted limited partnership ("Trian Offshore"), Trian Partners Master Fund (Non-ERISA), L.P., a Cayman Islands exempted limited partnership ("Trian Offshore (Non-ERISA)"), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership ("Parallel Fund I"), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company ("Parallel Fund I GP LLC"), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership ("Parallel Fund II"), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership ("Parallel Fund II GP"), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company ("Parallel Fund II GP LLC"), Trian SPV (SUB) I, L.P., a Cayman Islands exempted limited partnership ("Trian SPV"), Trian Fund Management, L.P., a Delaware limited partnership ("Trian Management"), Trian Fund Management GP, LLC, a Delaware limited liability company ("Trian Management GP" and, together with the foregoing, the "Trian Entities"), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the "Trian Filing Persons"), Castlerigg Master Investments Ltd., a British Virgin Islands company ("CMI"), Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"), Castlerigg International Limited, a British Virgin Islands company ("CIL"), Castlerigg International Holdings Limited, a British Virgin Islands company ("CIHL"), and Thomas E. Sandell, a citizen of Sweden ("Sandell" and, collectively with CMI, SAMC, CIL and CIHL, the "Sandell Filing Persons" and, together with the Trian Filing Persons, the "Filing Persons").

The principal business address and the address of the principal office of each of the Trian Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896GT, Harbour Centre, 2nd Floor, George Town, Grand Cayman, Cayman Islands, BWI.

The principal business address and the address of the principal office of SAMC and Sandell is 40 West 57th Street, New York, New York 10019. The principal business address and the address of the principal office for each of CMI, CIL and CIHL is c/o Citco Fund Services (Curacao) N.V, Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles.

Trian GP LLC is the general partner of Trian GP, which is the general partner of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV. Parallel Fund I GP LLC is the

CUSIP No. 423074103             SCHEDULE 13D                 Page 24 of 35 Pages


general partner of Parallel Fund I. Parallel Fund II GP LLC is the general partner of Parallel Fund II GP, which is the general partner of Parallel Fund
II. Trian Management GP is the general partner of Trian Management, which serves as (i) the management company for Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund I, Parallel Fund II and Trian SPV and (ii) the investment manager for a separate account owned by TCMG-MA, LLC (the "Separate Account"), an indirect subsidiary of Triarc Companies, Inc. ("Triarc"). Trian Management has full discretion and authority to make all investment and voting decisions in respect of the Separate Account. Each of Trian GP LLC, Parallel Fund I GP LLC, Parallel Fund II GP LLC and Trian Management GP are owned and controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Trian SPV, Parallel Fund I, Parallel Fund II, the Separate Account and CMI are collectively referred to herein as the "Holders."

Each of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund I, Parallel Fund II and Trian SPV is primarily engaged in the business of investing in securities. Trian GP is primarily engaged in the business of serving as the general partner of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV. Trian GP LLC is primarily engaged in the business of serving as the general partner of Trian GP. Parallel Fund I GP LLC is primarily engaged in the business of serving as the general partner of Parallel Fund I. Parallel Fund II GP LLC is primarily engaged in the business of serving as the general partner of Parallel Fund II GP, which is primarily engaged in the business of serving as the general partner of Parallel Fund II. Trian Management is primarily engaged in the business of serving as a management company for certain of the Trian Entities and as investment manager for the Separate Account. Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management. Nelson Peltz's present principal occupation or employment is (i) serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund I, Parallel Fund II, Trian SPV and the Separate Account and (ii) serving as Chairman and Chief Executive Officer and a director of Triarc. Peter W. May's present principal occupation or employment is (i) serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund I, Parallel Fund II, Trian SPV and the Separate Account and (ii) serving as President and Chief Operating Officer and a director of Triarc. Edward P. Garden's present principal occupation or employment is (i) serving as Portfolio Manager and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund I, Parallel Fund II, Trian SPV and the Separate Account and (ii) serving as Vice Chairman and a director of Triarc.

CIL is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. CIL invests substantially all of its assets indirectly in CMI, a master trading vehicle. CIHL is the controlling shareholder of CMI and CIL is the controlling shareholder of CIHL. SAMC is primarily engaged in the business of serving as the discretionary investment manager of CIL and CMI. Sandell is the controlling shareholder of

CUSIP No. 423074103             SCHEDULE 13D                 Page 25 of 35 Pages


SAMC and therefore may be deemed to share in the voting and dispositive power with SAMC over the securities beneficially owned by CMI or CIL.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Sandell Filing Persons are set forth in Schedule A attached hereto.

None of the Filing Persons, nor any director, executive officer, general partner or controlling person of any of the Filing Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

The Filing Persons have entered into a Joint Filing Agreement, dated as of April 24, 2006 (the "Joint Filing Agreement"), a copy of which is attached hereto as
Exhibit 1. The Filing Persons have filed this statement jointly pursuant to the Joint Filing Agreement in view of the Sandell Agreement, as defined and described in Item 6 below. As a result, the Trian Filing Persons and the Sandell Filing Persons may be deemed to be a "group" for purposes of the Act and the regulations issued thereunder, and the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the Shares beneficially owned by each of the Filing Persons. However, except as described in this statement, the Trian Filing Persons, on the one hand, and the Sandell Filing Persons, on the other, (i) have no agreements or understandings between them relating to the acquisition, disposition or voting of the Shares held by them and (ii) each expressly disclaims beneficial ownership for all purposes of the Shares held by the other. Each of the Filing Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of 4:00 p.m., New York City time, on April 21, 2006, the aggregate purchase price of the 12,863,600 Shares purchased by Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Parallel Fund I, Parallel Fund II, Trian SPV and the Separate Account, collectively, was $474,659,257.46 (including commissions). As set forth in Item 5, none of the other Trian Filing Persons directly own any Shares or options on Shares. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the respective general working capital of the purchasers.

As of 4:00 p.m., New York City time, on April 21, 2006, the aggregate purchase price of the 5,381,400 Shares purchased by CMI was $198,338,756.49 (including commissions). As set forth in Item 5, none of the other Sandell Filing Persons directly own any Shares or options on Shares. The source of funding for the purchase of the Shares was, and the source of funding for the

CUSIP No. 423074103             SCHEDULE 13D                 Page 26 of 35 Pages


purchase of any additional Shares is currently expected to be, the general working capital of CMI.

ITEM 4.  PURPOSE OF TRANSACTION

The Filing Persons acquired the Shares for investment purposes because they believe that the Shares were undervalued in the market place and represented an attractive investment opportunity.

The Filing Persons believe that the Issuer has a valuable group of core brands but that the business strategy employed by management for the better part of a decade has not resulted in a significant increase in shareholder value.

On March 2, 2006, Trian Offshore, on behalf of itself and the other Filing Persons, delivered a letter to the Issuer, in compliance with the advance notice requirement in the Issuer's bylaws and pursuant to the applicable provisions of the Pennsylvania Business Corporation Law, informing the Issuer of its intention to appear in person or by proxy at the Issuer's 2006 annual meeting of shareholders (the "Annual Meeting") to nominate five candidates for election to the Board of Directors of the Issuer (the "Board") and to move a proposal to repeal any amendments to the Issuer's bylaws adopted by the Board and not by the shareholders of the Issuer after June 12, 2002 (the "Proposal"). The nominees are: Nelson Peltz; Peter W. May; Edward P. Garden; Michael Weinstein, Chairman of Inov8 Beverage Company LLC, former CEO of the Snapple Beverage Group and former President, Global Innovation and Business Development for Cadbury Schweppes plc; and Greg Norman, Chairman and CEO of Great White Shark Enterprises, Inc. and a professional golfer (the "Nominees"). In addition, the letter provided that if, due to death or disability, any of the Nominees is unable to stand for election, then one or both of Peter H. Rothschild, Managing Member of Daroth Capital LLC and a director of Wendy's International, Inc. and Deerfield Triarc Capital Corp., and Thomas E. Sandell, Chief Executive Officer of Sandell Asset Management Corp., as applicable, would be nominated to the Board. On March 3, 2006, the Issuer issued a press release stating that the March 2 notice would be forwarded to the Issuer's Corporate Governance Committee for review.

On March 13, 2006, a meeting was held between Trian Management's Chief Executive Officer, Nelson Peltz, and William R. Johnson, Chairman, President and Chief Executive Officer of the Issuer, and a representative of one of the Issuer's outside financial advisors. At that meeting, Mr. Peltz informed Mr. Johnson of the Filing Persons' status as significant shareholders and also expressed to Mr. Johnson certain operational improvements and changes in strategy that the Filing Persons would like to see implemented by the Issuer aimed at reversing a decade of poor shareholder returns. At a subsequent meeting held on March 29, 2006, Mr. Johnson, members of his senior management team and representatives of the Issuer's outside financial advisors met with Mr. Peltz, Peter May and Ed Garden, Trian Management's principals, and discussed the Issuer's main business segments. At this meeting, Messrs. Peltz, May and Garden also discussed a number of their ideas to enhance shareholder value and the Issuer's management discussed some of their plans. Messrs. Peltz, May and Garden also shared with management examples of past investments they (or companies controlled by them) made in which they had created significant value by working together with management teams to improve operations and grow free cash flow. Messrs. Peltz, May and Garden also requested that the Nominees be added to the Issuer's Board. Following the meeting on March 29, a representative of one of the Issuer's outside financial advisors advised Trian Management that the Issuer's management had reacted positively to the discussions and that the request for Board representation was being considered

CUSIP No. 423074103             SCHEDULE 13D                 Page 27 of 35 Pages


by the Issuer's Corporate Governance Committee. On April 6, 2006, a representative of one of the Issuer's outside financial advisors contacted Trian Management to inform it that the Corporate Governance Committee had rejected the Filing Persons' request for Board representation. As of the date hereof, the discussions between the parties have not resulted in any agreements or understandings. On April 6, 2006, Trian Offshore delivered a demand to the Issuer, pursuant to the Pennsylvania Business Corporation Law, to inspect the shareholder list and related records of the Issuer.

The Filing Persons see opportunities to create value at the Issuer through sharper strategic focus, better operational execution and more efficient uses of capital. The Filing Persons currently intend to conduct a proxy solicitation to elect the Nominees to the Issuer's twelve-member Board and obtain approval of the Proposal at the Annual Meeting. If appointed or elected to the Issuer's Board, the Nominees intend to seek to work with other members of the Issuer's Board and management to take steps to dramatically improve operational performance at the Issuer and to enhance shareholder value. The Filing Persons expect to publicly release a report prepared by them that examines the Issuer's performance, proposes various strategies for the enhancement of shareholder value, and analyzes the potential financial impact of such strategies.

The Filing Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the Issuer's response to the actions suggested by the Filing Persons, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to, communicating with management, the Board, other shareholders of the Issuer, industry participants and other relevant or interested parties regarding the Issuer, purchasing additional Shares or selling some or all of the Shares, hedging their position in the Shares or otherwise trading in derivative securities having reference to the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Filing Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of 4:00 pm, New York City time, on April 21, 2006, the Filing Persons beneficially owned, in the aggregate, 18,245,000 Shares, representing approximately 5.4% of the Issuer's outstanding Shares (based upon the 335,012,168 Shares stated by the Issuer to be outstanding as of January 31, 2006 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 25, 2006).

(b) Each of Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA), Trian SPV, Parallel Fund I and Parallel Fund II beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,386,965, 4,975,517, 387,805, 5,133,130, 318,576 and 72,158 Shares, respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

CUSIP No. 423074103             SCHEDULE 13D                 Page 28 of 35 Pages


Beneficial ownership of 589,449 Shares that are directly held in the Separate Account is further described below.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Trian Onshore, Trian Offshore, Trian Offshore (Non-ERISA) and Trian SPV directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund I directly and beneficially owns. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund II (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund II directly and beneficially owns. Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Separate Account (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that are directly held in the Separate Account. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

CMI beneficially and directly owns and has sole voting power and sole dispositive power with regard to 5,381,400 Shares except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares. Each of CIL, CIHL, SAMC and Sandell, by virtue of their relationships to CMI (discussed in Item 2), and each of Trian Management, Trian Management GP, Nelson Peltz, Peter
W. May and Edward P. Garden, by virtue of the Sandell Agreement (discussed in Items 2 and 6), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that CMI directly and beneficially owns. Each of SAMC, Sandell, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

CUSIP No. 423074103             SCHEDULE 13D                 Page 29 of 35 Pages


(c) Schedule B hereto sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 21, 2006.

(d) Except for the Filing Persons, and Triarc with respect to the Separate Account, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

Trian Management and SAMC are parties to an agreement, dated February 7, 2006 (the "Sandell Agreement"), which is filed as Exhibit 2 hereto, pursuant to which they have agreed to coordinate their efforts with respect to the purchase and sale of interests in the Issuer and the proposal of certain actions and/or transactions to the Issuer. Among other things, the Sandell Agreement provides that Trian Management has final approval of all acquisitions, dispositions and exercises of securities of the Issuer (subject to discussion and consultation with SAMC), and provides that purchases and sales of such securities be allocated as follows: (i) purchases having an aggregate purchase price of up to $660 million shall be allocated 70% to Holders managed by or affiliated with Trian Management and 30% to CMI (such percentages, the "Pro Rata Percentages"),
(ii) purchases in excess of $660 million and up to $860 million shall be allocated to CMI (which allocation currently has been waived pursuant to an informal understanding between the parties), and (iii) purchases in excess of $860 million shall be allocated in accordance with the Pro Rata Percentages. Notwithstanding the foregoing, the Pro Rata Percentages shall automatically be adjusted, from time to time, to reflect the actual ratio of securities owned by the parties. The Sandell Agreement also provides that Trian Management has final approval (subject to prior notice and consultation with SAMC) with respect to, among other things, (i) voting the Shares acquired by the Holders, (ii) whether to initiate any proxy contest involving the Issuer and all matters related thereto, including whether to change the parties' intentions with respect to the Issuer, and (iii) all communications with the Issuer and any public disclosures, public statements or other third party communications, including the making of any proposals regarding corporate transactions. Under the Sandell Agreement, SAMC has appointed Trian Management (or its designees) as its proxy during the term of the Sandell Agreement in respect of all securities of the Issuer owned or acquired by the Holder managed by or affiliated with SAMC. The parties have also agreed to coordinate certain of their regulatory filings and to share certain expenses incurred by either of them in connection with the furtherance of the activities engaged in by them pursuant to the Sandell Agreement. Under the Sandell Agreement, SAMC has agreed to pay 75% of such expenses, except that trading commissions, indemnity obligations and certain regulatory filing fees will be allocated according to the Pro Rata Percentages. The Sandell Agreement terminates at the conclusion of the Annual Meeting. The foregoing description of the Sandell Agreement is a summary only and is qualified in its entirety by reference to the Sandell Agreement, which is incorporated herein by reference.

Trian GP is the Managing General Partner and Trian Partners Cayman, Ltd. is the Administrative General Partner of Trian SPV pursuant to the Amended and Restated Limited Partnership Agreement of Trian SPV (SUB) I, L.P., dated as of March 1, 2006 (the "Trian SPV Partnership

CUSIP No. 423074103             SCHEDULE 13D                 Page 30 of 35 Pages


Agreement"). The sole Limited Partner is Trian SPV I, L.P. Pursuant to the Trian SPV Partnership Agreement, Trian GP has voting and dispositive power over the Shares of the Issuer held by Trian SPV and is entitled, generally on an annual basis, to a portion of the appreciation in the value of the Shares. The foregoing description of the Trian SPV Partnership Agreement is a summary only and is qualified in its entirety by reference to the Trian SPV Partnership Agreement, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Except as described herein, none of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1.    Joint Filing Agreement of the Filing Persons.

2. Agreement dated February 7, 2006 by and among Sandell Asset Management Corp. and Trian Fund Management, L.P.

3. Amended and Restated Limited Partnership Agreement of Trian SPV (SUB) I, L.P., dated as of March 1, 2006.

4.    Powers of Attorney.

CUSIP No. 423074103             SCHEDULE 13D                 Page 31 of 35 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2006



                                    TRIAN PARTNERS GP, L.P.

                                    By: Trian Partners General Partner, LLC, its
                                        general partner


                                    By: /s/ Nelson Peltz
                                        ------------------------------------
                                        Name: Nelson Peltz
                                        Title: Member

                                    TRIAN PARTNERS GENERAL PARTNER, LLC

                                    By: /s/ Nelson Peltz
                                        ------------------------------------
                                        Name: Nelson Peltz
                                        Title: Member

                                    TRIAN PARTNERS, L.P.

                                    By:  Trian Partners GP, L.P., its general
                                         partner
                                    By:  Trian Partners General Partner, LLC,
                                         its general partner

                                    By:  /s/ Nelson Peltz
                                         -----------------------------------
                                         Name: Nelson Peltz
                                         Title: Member

                                    TRIAN PARTNERS MASTER FUND, L.P.

                                    By: Trian Partners GP, L.P., its general
                                         partner
                                    By: Trian Partners General Partner, LLC, its
                                        general partner

                                    By: /s/ Nelson Peltz
                                        -------------------------------------
                                        Name:  Nelson Peltz
                                        Title: Member

             [Signature Page of Schedule 13D - H. J. Heinz Company]

CUSIP No. 423074103             SCHEDULE 13D                 Page 32 of 35 Pages


                                    TRIAN PARTNERS MASTER FUND (NON-ERISA), L.P.

                                    By: Trian Partners GP, L.P., its general
                                        partner
                                    By: Trian Partners General Partner, LLC, its
                                        general partner


                                    By: /s/ Nelson Peltz
                                        -------------------------------------
                                        Name:  Nelson Peltz
                                        Title: Member


                                    TRIAN SPV (SUB) I, L.P.

                                    By:   Trian Partners GP, L.P., its general
                                          partner
                                    By:   Trian Partners General Partner, LLC,
                                          its general partner

                                    By:   /s/ Nelson Peltz
                                          -----------------------------------
                                          Name:    Nelson Peltz
                                          Title:   Member


                                    TRIAN PARTNERS PARALLEL FUND I, L.P.

                                    By:   Trian Partners Parallel Fund I General
                                          Partner, LLC, its general partner

                                    By:   /s/ Nelson Peltz
                                          -----------------------------------
                                          Name:    Nelson Peltz
                                          Title:   Member


                                    TRIAN PARTNERS PARALLEL FUND I GENERAL
                                    PARTNER, LLC

                                    By:   /s/ Nelson Peltz
                                          -----------------------------------
                                          Name:    Nelson Peltz
                                          Title:   Member


             [Signature Page of Schedule 13D - H. J. Heinz Company]

CUSIP No. 423074103             SCHEDULE 13D                 Page 33 of 35 Pages



                                    TRIAN PARTNERS PARALLEL FUND II, L.P.

                                    By:   Trian Partners Parallel Fund II GP,
                                          L.P., its general partner
                                    By:   Trian Partners Parallel Fund II
                                          General Partner, LLC, its general
                                          partner

                                    By:   /s/ Nelson Peltz
                                          -----------------------------------
                                          Name:    Nelson Peltz
                                          Title:   Member



                                    TRIAN PARTNERS PARALLEL FUND II GP, L.P.

                                    By:   Trian Partners Parallel Fund II
                                          General Partner, LLC, its general
                                          partner

                                    By:   /s/ Nelson Peltz
                                          -----------------------------------
                                          Name:    Nelson Peltz
                                          Title:   Member



                                    TRIAN PARTNERS PARALLEL FUND II GENERAL
                                    PARTNER, LLC

                                    By:   /s/ Nelson Peltz
                                          -----------------------------------
                                          Name:    Nelson Peltz
                                          Title:   Member



             [Signature Page of Schedule 13D - H. J. Heinz Company]

CUSIP No. 423074103             SCHEDULE 13D                 Page 34 of 35 Pages



                                  TRIAN FUND MANAGEMENT, L.P.

                                  By:   Trian Fund Management GP, LLC, its
                                        general partner

                                  By:   /s/ Nelson Peltz
                                        -----------------------------------
                                        Name:    Nelson Peltz
                                        Title:   Member


                                  TRIAN FUND MANAGEMENT GP, LLC

                                  By:   /s/ Nelson Peltz
                                        -----------------------------------
                                        Name:    Nelson Peltz
                                        Title:   Member


                                  /s/ Nelson Peltz
                                  -----------------------------------
                                  NELSON PELTZ


                                  /s/ Peter W. May
                                  -----------------------------------
                                  PETER W. MAY


                                  /s/ Edward P. Garden
                                  -----------------------------------
                                  EDWARD P. GARDEN


             [Signature Page of Schedule 13D - H. J. Heinz Company]

CUSIP No. 423074103             SCHEDULE 13D                 Page 35 of 35 Pages


                                  CASTLERIGG MASTER INVESTMENTS LTD.

                                  BY:   SANDELL ASSET MANAGEMENT CORP.,
                                        AS INVESTMENT MANAGER

                                  By:   /s/ Thomas E. Sandell
                                        ---------------------------------------
                                        Name:    Thomas E. Sandell
                                        Title:   Chief Executive Officer


                                  SANDELL ASSET MANAGEMENT CORP.

                                  By:   /s/ Thomas E. Sandell
                                        ---------------------------------------
                                        Name:    Thomas E. Sandell
                                        Title:   Chief Executive Officer


                                  CASTLERIGG INTERNATIONAL LIMITED

                                  BY:   SANDELL ASSET MANAGEMENT CORP.,
                                        AS INVESTMENT MANAGER

                                  By:   /s/ Thomas E. Sandell
                                        ---------------------------------------
                                        Name:    Thomas E. Sandell
                                        Title:   Chief Executive Officer


                                  CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

                                  BY:   SANDELL ASSET MANAGEMENT CORP.,
                                        AS INVESTMENT MANAGER

                                  By:   /s/ Thomas E. Sandell
                                        ---------------------------------------
                                        Name:    Thomas E. Sandell
                                        Title:   Chief Executive Officer


                                  /s/ Thomas E. Sandell
                                  ---------------------------------------------
                                  THOMAS E. SANDELL


             [Signature Page of Schedule 13D - H. J. Heinz Company]

                                                                     SCHEDULE A


                        DIRECTORS AND EXECUTIVE OFFICERS

         Set forth below are the names, position and principal occupation of each director and executive officer of each of CIL, CIHL, CMI and SAMC. Except as otherwise indicated, each such person is a citizen of the United States of America. The business address of each director and executive officer of CIL, CIHL, CMI and SAMC is c/o Sandell Asset Management Corp., 40 West 57th Street, New York, New York 10019. To the best of the Sandell Filing Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of each of CIL, CIHL, CMI and SAMC owns any shares of the Issuer.


                        CASTLERIGG INTERNATIONAL LIMITED

--------------------------------------------------------------------------------
NAME AND CITIZENSHIP    POSITION          PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Thomas E. Sandell,      Director          Portfolio Manager of Sandell Asset
  Sweden                                  Management Corp.
--------------------------------------------------------------------------------
Daniel Mignon, Belgium  Director          Portfolio Manager
--------------------------------------------------------------------------------
InterCaribbean          Director          N/A
  Services Ltd.
--------------------------------------------------------------------------------



                    CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

-------------------------------------------------------------------------------
NAME AND CITIZENSHIP    POSITION         PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------
Thomas E. Sandell,      Director         Portfolio Manager of Sandell Asset
  Sweden                                 Management Corp.
-------------------------------------------------------------------------------
Daniel Mignon, Belgium  Director         Portfolio Manager
-------------------------------------------------------------------------------
InterCaribbean          Director         N/A
  Services Ltd.
-------------------------------------------------------------------------------


                       CASTLERIGG MASTER INVESTMENTS LTD.

-------------------------------------------------------------------------------
NAME AND CITIZENSHIP    POSITION         PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------
Thomas E. Sandell,      Director         Portfolio Manager of Sandell Asset
  Sweden                                 Management Corp.
-------------------------------------------------------------------------------
Daniel Mignon, Belgium  Director         Portfolio Manager
-------------------------------------------------------------------------------
InterCaribbean          Director         N/A
  Services Ltd.
-------------------------------------------------------------------------------


                                    -S-A-1-

                         SANDELL ASSET MANAGEMENT CORP.

-------------------------------------------------------------------------------
NAME AND CITIZENSHIP     POSITION           PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------
Thomas E. Sandell,       Director, CEO,     Portfolio Manager of Sandell Asset
  Sweden                 Portfolio Manager  Management Corp.
-------------------------------------------------------------------------------
Daniel Mignon, Belgium   Director           Portfolio Manager
-------------------------------------------------------------------------------
Timothy O'Brien          CFO                CFO of Sandell Asset Management
                                            Corp.
-------------------------------------------------------------------------------





                                    -S-A-2-

                                                                    SCHEDULE B

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 21, 2006. Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.


                                             No. of Shares  Price Per      Transaction
Name                           Date                         Share ($)      Type
----------------------------   ------------  -------------  -------------  ------------------

Trian Onshore                  02/28/06           422,720   37.5634        *
Trian Onshore                  03/01/06             4,381   37.8700        Purchase **
Trian Onshore                  03/01/06             5,366   37.6892        Purchase ***
Trian Onshore                  03/02/06            97,830   37.6065        *
Trian Onshore                  03/16/06             4,113   37.9400        Sale **
Trian Onshore                  03/16/06             5,964   37.7201        Sale ***
Trian Onshore                  03/31/06            92,645   38.1874        *
Trian Onshore                  04/01/06               634   37.9200        Purchase **
Trian Onshore                  04/01/06             1,056   37.5349        Purchase ***
Trian Onshore                  04/06/06           104,057   38.3933        *
Trian Onshore                  04/12/06             9,305   38.1233        *
Trian Onshore                  04/13/06             6,747   37.6780        Purchase
Trian Onshore                  04/17/06            66,514   37.9858        Purchase
Trian Onshore                  04/18/06            20,243   38.0939        Purchase
Trian Onshore                  04/19/06            28,919   38.2351        Purchase
Trian Onshore                  04/19/06                 -   37.4263        ****
Trian Onshore                  04/20/06             2,409   38.6170        Purchase

Trian Offshore                 02/28/06         1,529,332   37.5634        *
Trian Offshore                 03/01/06               240   37.8700        Purchase **
Trian Offshore                 03/01/06               288   37.6892        Purchase ***
Trian Offshore                 03/02/06           350,429   37.6065        *
Trian Offshore                 03/16/06            14,682   37.9400        Sale **
Trian Offshore                 03/16/06            21,277   37.7201        Sale ***
Trian Offshore                 03/31/06           331,874   38.1874        *
Trian Offshore                 04/01/06             4,511   37.9200        Purchase **
Trian Offshore                 04/01/06             7,570   37.5349        Purchase ***
Trian Offshore                 04/06/06           373,297   38.3933        *
Trian Offshore                 04/12/06            33,384   38.1233        *
Trian Offshore                 04/13/06            24,211   37.6780        Purchase
Trian Offshore                 04/17/06           238,612   37.9858        Purchase
Trian Offshore                 04/18/06            72,624   38.0939        Purchase
Trian Offshore                 04/19/06           103,747   38.2351        Purchase
Trian Offshore                 04/19/06                 -   37.4263        ****
Trian Offshore                 04/20/06             8,649   38.6170        Purchase




                                    -S-B-1-



Trian Offshore (Non-ERISA)     02/28/06           122,492   37.5634        *
Trian Offshore (Non-ERISA)     03/01/06             1,476   37.8700        Sale **
Trian Offshore (Non-ERISA)     03/01/06             1,806   37.6892        Sale ***
Trian Offshore (Non-ERISA)     03/02/06            27,730   37.6065        *
Trian Offshore (Non-ERISA)     03/16/06             1,177   37.9400        Sale**
Trian Offshore (Non-ERISA)     03/16/06             1,705   37.7201        Sale ***
Trian Offshore (Non-ERISA)     03/31/06            26,258   38.1874        *
Trian Offshore (Non-ERISA)     04/01/06             1,468   37.9200        Sale **
Trian Offshore (Non-ERISA)     04/01/06             2,440   37.5349        Sale ***
Trian Offshore (Non-ERISA)     04/06/06            29,093   38.3933        *
Trian Offshore (Non-ERISA)     04/12/06             2,601   38.1233        *
Trian Offshore (Non-ERISA)     04/13/06             1,886   37.6780        Purchase
Trian Offshore (Non-ERISA)     04/17/06            18,598   37.9858        Purchase
Trian Offshore (Non-ERISA)     04/18/06             5,660   38.0939        Purchase
Trian Offshore (Non-ERISA)     04/19/06             8,086   38.2351        Purchase
Trian Offshore (Non-ERISA)     04/19/06                 -   37.4263        ****
Trian Offshore (Non-ERISA)     04/20/06               673   38.6170        Purchase

Parallel Fund I                02/28/06           100,519   37.5634        *
Parallel Fund I                03/01/06             1,100   37.8700        Sale **
Parallel Fund I                03/01/06             1,346   37.6892        Sale ***
Parallel Fund I                03/02/06            22,780   37.6065        *
Parallel Fund I                03/16/06               960   37.9400        Sale **
Parallel Fund I                03/16/06             1,392   37.7201        Sale ***
Parallel Fund I                03/31/06            21,572   38.1874        *
Parallel Fund I                04/01/06             1,216   37.9200        Sale **
Parallel Fund I                04/01/06             2,019   37.5349        Sale ***
Parallel Fund I                04/06/06            23,899   38.3933        *
Parallel Fund I                04/12/06             2,137   38.1233        *
Parallel Fund I                04/13/06             1,549   37.6780        Purchase
Parallel Fund I                04/17/06            15,278   37.9858        Purchase
Parallel Fund I                04/18/06             4,649   38.0939        Purchase
Parallel Fund I                04/19/06             6,642   38.2351        Purchase
Parallel Fund I                04/19/06                 -   37.4263        ****
Parallel Fund I                04/20/06               553   38.6170        Purchase

Parallel Fund II               03/16/06            22,683   37.9400        Purchase **
Parallel Fund II               03/16/06            32,874   37.7201        Purchase ***
Parallel Fund II               03/31/06             4,880   38.1874        *
Parallel Fund II               04/01/06               223   37.9200        Sale **
Parallel Fund II               04/01/06               449   37.5349        Sale ***
Parallel Fund II               04/06/06             5,420   38.3933        *
Parallel Fund II               04/12/06               484   38.1233        *



                                    -S-B-2-



Parallel Fund II               04/13/06               351   37.6780        Purchase
Parallel Fund II               04/17/06             3,458   37.9858        Purchase
Parallel Fund II               04/18/06             1,052   38.0939        Purchase
Parallel Fund II               04/19/06             1,503   38.2351        Purchase
Parallel Fund II               04/19/06                 -   37.4263        ****
Parallel Fund II               04/20/06               125   38.6170        Purchase

Separate Account               02/28/06           185,955   37.5634        *
Separate Account               03/01/06             2,045   37.8700        Sale **
Separate Account               03/01/06             2,502   37.6892        Sale ***
Separate Account               03/02/06            42,141   37.6065        *
Separate Account               03/16/06             1,751   37.9400        Sale **
Separate Account               03/16/06             2,536   37.7201        Sale ***
Separate Account               03/31/06            39,912   38.1874        *
Separate Account               04/01/06             2,238   37.9200        Sale **
Separate Account               04/01/06             3,718   37.5349        Sale ***
Separate Account               04/06/06            44,222   38.3933        *
Separate Account               04/12/06             3,954   38.1233        *
Separate Account               04/13/06             2,867   37.6780        Purchase
Separate Account               04/17/06            28,269   37.9858        Purchase
Separate Account               04/18/06             8,603   38.0939        Purchase
Separate Account               04/19/06            12,290   38.2351        Purchase
Separate Account               04/19/06                 -   37.4263        ****
Separate Account               04/20/06             1,024   38.6170        Purchase

Trian SPV                      02/28/06         2,033,302   37.5634        *
Trian SPV                      03/02/06           465,830   37.6065        *
Trian SPV                      03/31/06           445,359   38.1874        *
Trian SPV                      04/06/06           499,482   38.3933        *
Trian SPV                      04/12/06            44,665   38.1233        *
Trian SPV                      04/13/06            32,389   37.6780        Purchase
Trian SPV                      04/17/06           319,271   37.9858        Purchase
Trian SPV                      04/18/06            97,169   38.0939        Purchase
Trian SPV                      04/19/06           138,813   38.2351        Purchase
Trian SPV                      04/19/06                 -   37.4263        ****
Trian SPV                      04/20/06            11,567   38.6170        Purchase

CMI                            02/28/06         1,883,280   37.5634        *
CMI                            03/02/06           431,460   37.6065        *
CMI                            03/31/06           412,500   38.1874        *
CMI                            04/06/06           462,630   38.3933        *
CMI                            04/12/06            41,370   38.1233        *
CMI                            04/13/06            30,000   37.6668        Purchase
CMI                            04/17/06           293,900   37.9710        Purchase



                                    -S-B-3-




CMI                            04/18/06            90,000   38.0812        Purchase
CMI                            04/19/06                 -   37.4263        ****



---------------------------

* On the various dates set forth above, the named Holders entered into a series of privately negotiated back-to-back call and put transactions (the "Options") with Morgan Stanley & Co. International Limited (the "Counterparty"), through which they acquired an economic interest in the indicated Shares. Simultaneously with the purchase of each call option, the named Holder also sold a put option to the Counterparty for the same number of Shares pursuant to which, if on June 1, 2006 the exercise price per Share of the call option were greater than the closing price of the Shares on June 1, 2006 (the "Closing Price"), the Counterparty would have been entitled to cause the named Holder to, at such Holder's election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the exercise price per Share pursuant to such option (as set forth above under Price Per Share) (the "Exercise Price") over the Closing Price and (b) the number of Shares set forth above or (ii) acquire from the Counterparty the number of Shares set forth above at the Exercise Price. As described below, all of the Options were exercised prior to June 1, 2006. Consequently, under the terms of the Options, the named Holders received a cash rebate from the Counterparty for the period from the day after the date on which the Option was exercised up to and including June 1, 2006 calculated using an annual rate of the Federal Funds Rate plus 0.30%.

** Represent private transactions pursuant to which the named Holders bought from or sold to each other, as indicated above, the number of Shares set forth above at a price equal to the closing price of the Shares on the trading day immediately preceding the date of the transaction. These transactions were entered into solely for the purpose of rebalancing positions among the named Holders.

*** Represent private transactions pursuant to which the named Holders bought from or sold to each other, as indicated above, a portion of their interests in the Options covering the number of shares set forth above. The purchase price was equal to the fair value of the purchased interests as of the close of business on the trading day immediately preceding the date of the transaction. These transactions were entered into solely for the purpose of rebalancing positions among the named Holders.

**** On April 19, 2006, the named Holders exercised all of their Options, and thereby acquired outright ownership of the 12,314,800 Shares covered by the Options, for an aggregate exercise price of $460,897,399.24.



                                    -S-B-4-